

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Shawn D. Rochester
President and Chief Executive Officer
Minority Equality Opportunities Acquisition Inc.
100 Executive Court
Waxahachie, TX 75165

> **Re: Minority Equality Opportunities Acquisition Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 28, 2022**
> **File No. 001-40756**

Dear Shawn D. Rochester:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　M. Ali Panjwani